Exhibit 99.2

MANAGEMENT
DISCUSSION & ANALYSIS

For the three-month period ended March 31, 2025

TABLE OF CONTENTS1

PREAMBLE3

PERIOD COVERED3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS3

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS4

MARKET AND INDUSTRY DATA5

THE COMPANY5

CORPORATE STRUCTURE5

VALUE PROPOSITION6

HIGHLIGHTS6

BUSINESS LINES7

Projects Overview7

MATAWINIE MINE PROJECT9

Matawinie Mine Demonstration Plant (Phase 1)9

Matawinie Mine (Phase 2)9

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT9

Battery Material Demonstration Plants (Phase 1)9

Bécancour Battery Material Plant (Phase 2)10

UATNAN MINING PROJECT10

COMMERCIAL STRATEGY10

SALES11

MARKET UPDATE11

RESPONSIBILITIES12

GOVERNANCE12

RISKS12

FINANCING12

QUARTERLY RESULTS13

OTHER FINANCIAL INFORMATION14

THREE-MONTH PERIOD RESULTS15

MINING PROJECTS EXPENSES15

BATTERY MATERIAL PLANT PROJECT EXPENSES15

GENERAL AND ADMINISTRATIVE EXPENSES16

NET FINANCIAL COSTS16

Management Discussion and Analysis	1

LIQUIDITY AND FUNDING17

OPERATING ACTIVITIES17

INVESTING ACTIVITIES18

FINANCING ACTIVITIES18

ADDITIONAL INFORMATION18

RELATED PARTY TRANSACTIONS18

OFF-BALANCE SHEET TRANSACTIONS18

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS18

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT18

CONTRACTUAL OBLIGATIONS AND COMMITMENTS18

CAPITAL STRUCTURE19

SUBSEQUENT EVENTS TO MARCH 31, 202519

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING19

Disclosure Controls and Procedures19

Internal Control over Financial Reporting19

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE20

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated May 14, 2025, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the three-month period ended March 31, 2025, and the consolidated audited financial statements for the years ended December 31, 2024, and December 31, 2023, and related notes. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the three-month period ended March 31, 2025, with additional information up to May 14, 2025.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the intended construction and commissioning of the Matawinie Mine Project (as defined herein), and the Bécancour Battery Material Plant Project (as defined herein), the intended development of the Matawinie Mine property, the intended development of the Uatnan Mining Project (as defined herein), the intended execution strategy of the Company’s projected development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, product development efforts, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project on favorable terms for the Company, including the completion of the FID (as defined herein), the Company’s development activities and production plans, including the operation of the shaping demonstration plant, the purification demonstration plant, the coating demonstration plant and the concentrator demonstration plant, the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the execution of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s ability to provide high-performing and reliable advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for EVs (as defined herein) and energy storage solutions, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the integrated feasibility study, preliminary economic assessment for the Uatnan Mining Project and any other feasibility study and preliminary economic assessments and any information as to future plans, performance and outlook for the Company are or involve forward looking-statements.

Management Discussion and Analysis	3

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, general business and economic conditions, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, mining development activities inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables, competition and market risks; pricing pressures, other risks of the mining industry, and additional engineering and other analysis is required to fully assess their impact, the fact that certain of the initiatives described in this MD&A, are still in the early stages and may not materialize, business continuity and crisis management, political instability and international conflicts; and such other assumptions and factors as set out herein and in this MD&A, and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company can be found in the most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO for NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects”, effective March 25, 2025, and available on SEDAR+ and EDGAR (the “Updated Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “2023 PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies.

Management Discussion and Analysis	4

Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including but not limited to information provided by suppliers, partners, customers, and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data and the Company does not undertake to update or revise such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the potential for material variations can be expected to increase as the length of the forecasted period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”) and NOU on the Toronto Stock Exchange (“TSX”).

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of IFRS Accounting Standards applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be

Management Discussion and Analysis	5

able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral active anode material to power electric vehicles (“EV”) and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With recognized ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a decarbonized and just future through sustainable graphite-based solutions.
Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

Based in Québec, Canada, the Company’s activities are focused on the planned Matawinie graphite mine and concentrator (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards FID in view of commercial operations. NMG is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase. Underpinning these projects are NMG’s Matawinie and Lac Guéret graphite deposits and clean hydroelectricity powering its operations. The Company is developing what is projected to be North America’s one of the first and largest fully integrated natural graphite production.

HIGHLIGHTS

»	Issuance of the Updated Feasibility Study for the Matawinie Mine and the Bécancour Battery Material Plant Projects (the “Updated Feasibility Study”) that reflects advancement in engineering, project design, and updated financial parameters.
»	Active work on the financing stage via presentation of the Updated Feasibility Study to financial stakeholders and on due diligence workstreams to bring the Phase-2 Matawinie Mine and the Bécancour Battery Material Plant to a final investment decision (“FID”).
»	Engineering underway for the Phase-2 Bécancour Battery Material Plant with the assistance of specialized Asian firms with expertise in the graphite and anode material industry.
»	Continued advancement of procurement and construction preparation for the Phase-2 Matawinie Mine and Bécancour Battery Material Plant in anticipation of FID.
»	Decommissioning of the Phase-1 Purification Demonstration Plant facility in Bécancour initiated in light of technology change.
»	Issuance of the Company’s 2024 ESG Report demonstrating stewardship and leadership in the Company’s management of material issues and performance on environmental, social and governance (“ESG”) metrics.
»	Twelve-month rolling total recordable injury frequency rate (“TRIFR”) rate of 1.77 at the Company’s facilities (severity rate at 2.65); and no major environmental incidents.

Management Discussion and Analysis	6

»	Geopolitical tensions between the U.S. and China exacerbate the need for alternative natural graphite sources (Fastmarkets, April 2025).
»	Period-end cash position of $88,988.

BUSINESS LINES

Striving to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced processing. NMG is extracting and processing natural flake graphite to produce active anode material in its demonstration plants, an essential component in lithium-ion batteries used in EVs, energy storage solutions, and consumer technology applications.

The Company is carrying out a phased-development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, with the applicable demonstration plants (Phase 1), the “Matawinie Mine Project” and “Bécancour Battery Material Plant Project” (Phase 2)) to derisk its projects and advance towards FID in view of commercial operations. To support growth and meet customers’ demand beyond its Phase 2, the Company is planning the development of the Uatnan Mining Project targeted as NMG’s Phase-3 expansion.

Projects Overview

Matawinie Mine Project

To support the development of the Matawinie Mine, NMG plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of Panasonic Energy and General Motors (“GM”) (Panasonic Energy and GM collectively, the “Anchor Customers”), using its Phase-1 demonstration plant; advance detailed engineering, construction planning, and procurement activities; and finalize the project financing with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase 2.

A positive FID is dependent on the financing structure in light of the Updated Feasibility Study, updated financial model, the conclusions of the due diligence processes and negotiations with the various financial stakeholders, including the completion of the conditions precedent and the project-related agreements with the Anchor Customers.

Phase 1 – Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Phase 2 – Matawinie Mine

Mining decree obtained.

Some groundworks completed; concrete-ready in preparation for launch of construction upon a positive FID.

Completion and issuance of the Updated Feasibility Study reflecting advancement in engineering, technological development, and project optimizations.

Detailed engineering, construction planning, and procurement strategy advancing in parallel to project financing.

Management Discussion and Analysis	7

Bécancour Battery Material Plant Project

To support the development of the Bécancour Battery Material Plant, NMG plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its Anchor Customers using its Phase-1 demonstration plants; refine environmental performance and operational parameters of the chemical purification technology; advance detailed engineering, construction planning, and procurement activities; and finalize the project financing with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase 2.

A positive FID is dependent on the financing structure in light of the Updated Feasibility Study, updated financial model, the conclusions of the due diligence processes and negotiations with the various financial stakeholders, including the completion of the conditions precedent and the project-related agreements with the Anchor Customers.

Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Purification Demonstration Plant	Decommissioning of facility initiated in light of technology change.
Coating Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Phase 2 – Bécancour Battery Material Plant

Completion and issuance of the Updated Feasibility Study reflecting advancement in engineering, technological development, and project optimizations,.

Engineering, construction planning, and procurement strategy advancing diligently in parallel to project financing.

Preliminary works initiated at the site.

Uatnan Mining Project

To support the advancement of the Uatnan Mining Project, NMG plans to continue engaging with the Innu First Nation of Pessamit to establish a collaboration model in view of advancing a feasibility study along with an environmental and social impact assessment. Additional funding will be required to support this development. The Company also aims at formalizing commercial engagement for this contemplated production.

The development of the project leading to governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand, and commercial interest.

Phase 3 – Uatnan Mining Project	Preliminary economic assessment (“2023 PEA”) completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

Management Discussion and Analysis	8

MATAWINIE MINE PROJECT

NMG is advancing the development of its Matawinie graphite property, in which the Company owns a 100% interest, to produce about 106,000 tonnes per annum (“tpa”) of graphite concentrate over the 25-year life of mine.

Matawinie Mine Demonstration Plant (Phase 1)

Since 2018, the Company has been operating a concentrator demonstration plant to qualify the Company’s graphite products, improve processes ahead of commercial operations, train employees, and test innovative technologies of tailings management and site restoration.

Matawinie Mine (Phase 2)

On March 31, 2025, the Company published the Updated Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects (the “Updated Feasibility Study”). Conducted by BBA Inc. and various specialized consultants in accordance with the National Instrument 43-101 (“NI 43-101”), the Updated Feasibility Study pulled from NMG’s 2022 Feasibility Study and updated key parameters in light of technological development, project optimizations, engineering advancement, and updated economic factors.

»	The Matawinie Mine remains largely the same as reflected in NMG’s previous technical report.
»	The Updated Feasibility Study considers revised key parameters and costs, leveraging advancement in the project since the 2022 report, namely through detailed engineering, preparatory work at the site, key contracts awarded and/or negotiated, procurement planning, construction preparation, as well as optimization of operations between the two Phase-2 facilities.

The Company is actively advancing the project development in preparation for FID through detailed engineering, negotiation of contracts with key suppliers, preparation of call for tenders for construction, value engineering and schedule optimization. Upon a positive FID, the Matawinie Mine could be built and enter commercial production in approximately three years.

NMG’s electrification strategy is also progressing with Caterpillar Inc. (“Caterpillar”) through planning for prototype equipment testing and charging station strategy.

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT

The Bécancour Battery Material Plant, approximately 150 km northeast of Montréal on the Saint Lawrence River, is planned to become NMG’s comprehensive advanced processing platform, in the heart of Québec’s “battery valley” and within an established industrial park equipped with key industrial infrastructure as well as hydroelectricity, an international port, railway, and expressway.

Battery Material Demonstration Plants (Phase 1)

The Company is producing active anode material samples at its Phase-1 and third-party facilities to support commercial engagement, inform Phase-2 engineering and vendor selection for equipment, and refine operational parameters. Testing is paired with comprehensive statistical analysis to optimize operations and develop products based on each manufacturer’s battery specifications.

Testing protocols and sample production based on NMG’s proprietary thermochemical technology were completed in Q1-2025 at the Purification Demonstration Plant. NMG is decommissioning this facility in light of the technology change and as the industrial space lease nears its end; management anticipates the closure of this facility to be completed in Q3-2025.

»	The Company leverages third-party facilities to purify its sample production, using the chemical process that has been selected for the Phase-2 operations.

Management Discussion and Analysis	9

Bécancour Battery Material Plant (Phase 2)

Through the Updated Feasibility Study, plans for the Phase-2 Bécancour Battery Material Plant have been revised using inputs from NMG’s Phase-1 operations, technology development, and engineering.

»	The adoption of the prevalent purification technology, aligned with established commercial operations worldwide, could contribute to derisk the project.
»	The Company continues to optimize the process to refine environmental performance, operational, and financial parameters along with sample production being carried out at partnering facilities to support detailed engineering and commercialization efforts.

NMG is expanding its Integrated Project Team (“IPT”) execution strategy for its Phase-2 Bécancour Battery Material Plant with the addition of specialized Asian firms with expertise in the graphite and anode material industry. The project is progressing on engineering in parallel to construction preparation and procurement planning. Upon a positive FID, the Bécancour Battery Material Plant could be built and enter commercial production in approximately three years.

UATNAN MINING PROJECT

The Uatnan Mining Project is located in the Côte-Nord administrative region, Québec, Canada, approximately 220 km as the crow flies, north northwest of the closest community, the city of Baie-Comeau. It is accessible by paved and Class-1 forestry roads.

Leveraging the Lac Guéret Property, now wholly-owned by NMG, the Uatnan Mining Project is being planned with a focus on battery material feedstock to support current commercial discussions and favorable market conditions, with a targeted production of approximately 500,000 tpa of graphite concentrate over a 24-year life of mine, based on the preliminary economic assessment published in 2023 in accordance with NI 43-101.

NMG is actively engaged with the Innu First Nation of Pessamit to define a shared development vision for the Uatnan Mining Project in view of the project’s next steps, namely the preparation of a feasibility study and an environmental and social impact assessment.

COMMERCIAL STRATEGY

Focusing on the EV and energy storage systems market segments, NMG is aligning its business plan and associated commercial strategy to cater to battery material supply chains, with a focus on North America. The Company’s vertical business model, with a secured feedstock, close-by operations at the western market’s doorstep and operational flexibility to adapt production based on demand, is set to provide a reliable source in today’s everchanging macroeconomics.

The integrated material flowsheet developed for the Company’s Phase 2 is designed to maximize the production of high-value active anode material destined to the battery market segments. A portion of jumbo and large high-purity flake graphite is set to be directed to specialty markets, with some flexibility in the allocation of volumes. Graphite concentrate out of the Phase-2 Matawinie Mine is planned to be commercialized as follows:

»	Flake graphite: 14,720 tpa
»	Active anode material: 44,100 tpa
»	Micronized graphite by-product: 43,334 tpa

Early commercial engagement for the Uatnan Mining Project is oriented toward battery material supply chains for the Western World and/or emerging markets.

Management Discussion and Analysis	10

SALES

As part of the Updated Feasibility Study, Benchmark Mineral Intelligence, an IOSCO-regulated price reporting agency and market intelligence publisher for the lithium-ion battery to EV supply chain, provided pricing estimates for the North American market.

The Company is working with its Anchor Customers to advance requirements with the objective of bringing NMG’s Phase 2 to FID. The Company's agreements with its Anchor Customers contain conditions precedent which require the Company to have made a positive decision with respect to FID and entered into certain other project-related agreements by certain fixed dates, failing which the Anchor Customers may terminate their agreements with the Company. While those dates have been exceeded, the Company and its Anchor Customers are working collaboratively toward FID and are in discussions to update the project timeline, including for the satisfaction of these conditions precedent. The offtakes are also contingent on finalizing the product qualification process and commercial plant validation upon commissioning.

In addition, NMG is actively engaged with other tier-1 potential customers interested in signing offtake agreement(s) for the balance of its Phase-2 active anode material production accompanied by strategic investments. The Company’s Phase-1 operations support technical marketing and product qualification efforts with said manufacturers.

MARKET UPDATE

The graphite and battery sectors are undergoing rapid transformation, driven by the adoption of EVs and energy storage systems (“ESS”). During the period, global EV sales went up 29% compared to the same period last year, with Europe bouncing back at +22% and North America at +16% (Benchmark Mineral Intelligence, April 2025). The global ESS market grew 65% year-over-year (Rho Motion, April 2025).

This growth reverberates upstream in battery manufacturing. The lithium-ion battery production pipeline is now estimated to reach to 9,300 GWh by 2030, with Europe driving the highest demand after China (Benchmark Mineral Intelligence, April 2025). NMG’s Anchor Customer GM announced that its EV battery production has now surpassed that of Tesla in the U.S. (Bloomberg, April 2025).

While market growth presents significant opportunities, supply chain vulnerabilities and geopolitical tensions pose challenges, particularly for North America. Efforts are underway to diversify and localize production considering the region remains heavily reliant on imports; the U.S. was 100% dependent on foreign graphite to meet its demand in 2024 (Benchmark Mineral Intelligence, April 2025).

North America faces challenges in establishing a robust domestic graphite supply chain; the U.S. International Trade Commission is investigating trade activities following a petition from the American Active Anode Material Producers seeking antidumping and countervailing duties on Chinese imports (Bloomberg, January 2025).

Moreover, tension and reciprocal measures escalated between the U.S. and China during the period. U.S. manufacturers face steep tariffs on Chinese graphite and anode material. Analysts predict a positive shift toward ex-China natural graphite anode materials as a result (Fastmarkets, April 2025).

Amid the global graphite market unprecedented turbulence, U.S. executive orders and policies, including the Export-Import Bank of the United States’ (“EXIM”) Supply Chain Resiliency Initiative that enables the financing of international projects with offtake critical minerals agreements with U.S. companies, emphasize the importance and urgency of securing the raw materials needed for energy applications and national security.

Management Discussion and Analysis	11

RESPONSIBILITIES

On a foundation of accountability with a view to contributing to global sustainability goals, NMG is publishing its annual ESG Report to present its governance of material topics, disclose its performance, and highlight sustainability milestones and targets. The Company engages in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance. The 2024 ESG Report is available on NMG’s website.

»	NMG’s ESG performance is recognized in Benchmark Mineral Intelligence’s Sustainability Index as the only natural graphite company in the “Industry Leading” category ahead of all Western, African, and Chinese players. The ESG assessment of the natural graphite industry examines the sustainability credentials of over 73 flake graphite companies against 87 ESG indicators.
»	The Company voluntarily reports under CDP’s Climate Change annual survey, demonstrating its commitment to managing climate-related risks and opportunities, enhancing environmental performance, advancing GHG reduction initiatives, and driving climate action. In 2024, NMG obtained an improved rating of B.
»	The Company’s ESG performance is also dynamically tracked via Bloomberg’s terminal and compared to peers in our sector. As at April 23, 2025, NMG’s global ESG score was in the Leading category at 5.92, in the 81.7 percentile.

For the twelve-month rolling period ended March 31, 2025, NMG reported a total recordable injury frequency rate of 1.77 and severity rate of 2.65 at the Company’s facilities. There were no environmental incidents during this period.

The Company has consulted and continues to engage with First Nations, communities and key stakeholders as it develops its projects.

»	NMG and the Atikamekw First Nation of Manawan are implementing the different collaboration mechanisms planned for in the Impact and Benefit Agreement signed in late 2024.
»	The Company has presented the results of the Updated Feasibility Study to several stakeholders and maintains an open dialogue with the W8banaki First Nation and Innu First Nation of Pessamit regarding its projects’ development.

GOVERNANCE

RISKS

The Company operates in an industry that contains various risks and uncertainties. The Company's contracts with its Anchor Customers contain conditions precedent which require the Company to have made a positive decision with respect to FID and entered into certain other project-related agreements by certain fixed dates, failing which the Anchor Customers may terminate their contracts with the Company. Those dates have exceeded. The termination of either of those contracts would have a material adverse impact on the Company’s business, ability to obtain additional financing, financial performance and operations.

For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on the Company’s profile on SEDAR+ and on EDGAR.

FINANCING

Following the issuance of the Updated Feasibility Study, NMG has entered the active financing stage for its Phase-2 projects. The Company has presented the study results to its Anchor Customers, potential lenders, and targeted institutional equity investors. Seven due diligence exercises, supported by specialized firms, are advancing concurrently to examine the corporate, technical, market, and ESG components of NMG’s planned Phase-2 operations and guide financial stakeholders’ risk assessment.

Management Discussion and Analysis	12

»	To date, the Company has received cumulative expressions of interest from Anchor Customers, potential lenders, and targeted institutional equity investors of approximately $1.6 billion for its Phase-2 project financing.
»	Assisted by Société Générale as the debt advisor and BMO Capital Markets as the strategic equity advisor, NMG has mapped a detailed project financing schedule to provide financial stakeholders with key information with a view to formalizing their participation in the project financing and reach FID.
»	Although management believes that FID will occur, no assurance can be given that those expressions of interest will be converted into a positive FID.

A third-party assessment of the Company’s Phase-2 CAPEX eligibility to the new Canadian Investment Tax Credit for Clean Technology Manufacturing indicate a potential for securing approximately $450,000 through this refundable tax credit. NMG is designing its capital structure to leverage such fiscal incentives along with strategic debt and equity facilities.

In January 2025, the Company uplisted to the Toronto Stock Exchange upon having met the necessary listing requirements.

QUARTERLY RESULTS

During the three-month period ended March 31, 2025, the Company recorded a net loss of $12,442 (net loss of $32,237 in 2024), a basic and diluted loss per share of $0.08 (basic and diluted loss per share of $0.43 in 2024).

Description	Q1-2025	Q4-2024	Q3-2024	Q2-2024
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Net loss (income)	12,442	21,904	8,062	11,082
Basic loss (earnings) per share	0.08	0.19	0.07	0.10
Diluted loss (earnings) per share	0.08	0.19	0.07	0.10

Description	Q1-2024	Q4-2023	Q3-2023	Q2-2023
	$	$	$	$
Net loss (income)	32,237	16,575	15,526	(1,264)
Basic loss (earnings) per share	0.43	0.27	0.26	(0.02)
Diluted loss (earnings) per share	0.43	0.27	0.26	0.02

a)	The net loss in Q1-2025 decreased by $19,795 compared to Q1-2024, mainly due to a non-cash expense of $18,638 recorded in the consolidated statement of loss and comprehensive loss related to the acquisition of the Lac Guéret Property combined with lower interest expenses on the convertible note due to having only the Investissement Québec note of USD$12,500 remaining. This decrease is partially offset by the increased engineering activities in connection with the Updated Feasibility Study, published on March 31, 2025, and higher share-based compensation expenses due to options granted to key employees in April 2024 that vest upon a positive FID.
b)	The net loss in Q4-2024 increased by $5,329 compared to Q4-2023 mainly due to a loss of $5,919 related to the fair value revaluation of the derivative warrant liability and increased engineering activities in connection with the Updated Feasibility Study deliverable, which was published on March 31, 2025.
c)	The net loss in Q3-2024 decreased by $7,464 compared to Q3-2023 mainly due to a $10,254 gain from the fair value revaluation of the derivative warrant liability and a reduction in interest expenses following the settlement of the convertible notes with Mitsui and Pallinghurst on May 2, 2024. This is partially offset by increased vesting expenses for stock options and higher engineering costs related to the ongoing Updated Feasibility Study for the Phase-2 projects.

Management Discussion and Analysis	13

d)	The net loss in Q2-2024 increased by $12,346 compared to Q2-2023 mainly due to the progress of engineering studies for the Phase-2 Bécancour Battery Material Plant, increased vesting expenses of stock options due to additional options granted to key employees that vest upon FID, a gain of $16,529 in 2023 (nil in 2024) related to the fair value revaluation of the embedded derivatives partially offset with the loss on the convertible notes settlement of $7,548 in 2024 (nil in 2023).

OTHER FINANCIAL INFORMATION

Description	March 31, 2025	December 31, 2024
	$	$
Total assets (a)	190,053	204,100
Mine under construction included in Property, plant and equipment (b)	68,174	62,479
Bécancour Battery Material Plant under construction included in Property, plant and equipment	1,218	1,175
Non-current liabilities	3,357	3,467
a)

The decrease of $14,047 in total assets between March 31, 2025 and December 31, 2024 is mainly explained by a decrease of $17,308 in Cash and cash equivalents. No additional financing was received during Q1-2025, as the previous financing was completed in December 2024 with Canada Growth Fund and Investissement Québec. The decrease is therefore explained by a monthly cash expenditure rate of approximately $5,546. This is partially offset by a $4,085 increase in property, plant, and equipment due to investments and continued advancements on the Phase-2 Matawinie Mine.

b)

The increase of $5,695 in the Mine under construction between March 31, 2025 and December 31, 2024, is related to costs incurred for the Phase-2 Matawinie Mine, which have been capitalized under property, plant, and equipment. These costs are primarily associated with continued progression of the detailed engineering for both the concentrator and the mining infrastructures ($2,908), long-lead equipment deposit for the electrical substation ($377), borrowing costs ($561), wages and benefits ($611), and a deposit for the engineering and construction of the electrical powerline ($1,250).

Management Discussion and Analysis	14

THREE-MONTH PERIOD RESULTS

MINING PROJECTS EXPENSES

Description	March 31, 2025	March 31, 2024	Variation
	$	$	$
Wages and benefits	1,146	1,051	95
Share-based compensation (a)	530	138	392
Consulting fees	39	21	18
Materials, consumables, and supplies	218	151	67
Maintenance and subcontracting	89	112	(23)
Utilities	91	88	3
Depreciation and amortization	59	64	(5)
Other	67	41	26
Uatnan Mining Project - Exploration and evaluation expenses (b)	10	18,648	(18,638)
Grants	(5)	(18)	13
Tax credits	(94)	(73)	(21)
Mining projects expenses	2,150	20,223	(18,073)

a)The increase of $392 in share-based compensation expenses for the three-month period ended March 31, 2025, is mainly due to options granted to key employees in April 2024, that vest upon a positive FID.
b)The decrease of $18,638 for the three-month period ended March 31, 2025, is due to the acquisition of the Lac Guéret Property on January 31, 2024. For more details on the accounting treatment of this transaction, refer to Note 19 of the Company’s audited consolidated financial statements for the year ended December 31, 2024.

BATTERY MATERIAL PLANT PROJECT EXPENSES

Description	March 31, 2025	March 31, 2024	Variation
	$	$	$
Wages and benefits	1,390	1,269	121
Share-based compensation	271	59	212
Engineering (a)	5,074	2,619	2,455
Consulting fees	208	157	51
Materials, consumables, and supplies	468	666	(198)
Maintenance and subcontracting (b)	158	661	(503)
Utilities	129	189	(60)
Depreciation and amortization (c)	2,097	2,497	(400)
Other	82	54	28
Grants	(251)	(124)	(127)
Tax credits (d)	—	(234)	234
Battery Material Plant project expenses	9,626	7,813	1,813

a)	The increase of $2,455 in engineering expenses for the three-month period ended March 31, 2025, is mainly due to activities in connection with the Updated Feasibility Study deliverable, which was published on March 31, 2025.
b)	The decrease of $503 in maintenance and subcontracting expenses for the three-month period ended March 31, 2025, is mainly due to the decrease in operational activities at the Purification Demonstration Plant. This reduction is aligned

Management Discussion and Analysis	15

with the planned decommissioning of the facility, which began in Q2-2025, and is expected to be completed in Q3-2025.
c)	The decrease of $400 for the three-month period ended March 31, 2025, is mainly due to the end of the depreciation useful life of production equipment at the Purification Demonstration Plant.
d)	The decrease of $234 in tax credits is due to the Company reaching the maximum limit of $31,250 of eligible expenditures for the Critical and Strategic Mineral Development provincial tax credit in the 2024 fiscal period.

GENERAL AND ADMINISTRATIVE EXPENSES

Description	March 31, 2025	March 31, 2024	Variation
	$	$	$
Wages and benefits	1,854	1,863	(9)
Share-based compensation (a)	2,080	657	1,423
Professional fees (b)	530	1,435	(905)
Consulting fees	650	464	186
Travelling, representation and convention	202	120	82
Office and administration (c)	1,248	1,542	(294)
Stock exchange, authorities, and communication (d)	251	84	167
Depreciation and amortization	36	60	(24)
Other financial fees	5	4	1
Grants	—	(46)	46
General and administrative expenses	6,856	6,183	673

a)

The increase of $1,423 in share-based compensation expenses for the three-month period ended March 31, 2025, is mainly due to options granted to key employees in April 2024, that vest upon a positive FID.

b)

The decrease in professional fees of $905 for the three-month period ended March 31, 2025, is mostly due to legal fees in connection with the private placement with GM and Panasonic completed in February 2024. For more details on the accounting treatment of this transaction, refer to Note 8 of the condensed consolidated interim unaudited financial statements.

c)	The decrease in office and administration fees of $294 for the three-month period ended March 31, 2025, is mainly due to lower Director & Officer insurance fees.
d)

The increase in stock exchange, authorities, and communication fees of $167 for the three-month period ended March 31, 2025, is mainly due to the Company’s uplisting on the Toronto Stock Exchange in January 2025.

NET FINANCIAL COSTS

The decrease of $4,208 in financial costs for the three-month period ended March 31, 2025, is mainly due to lower interest and accretion expenses on the convertible notes, following the completion of the private placement with Mitsui and Pallinghurst on May 2, 2024, for the surrender and cancellation of their convertible notes. The decrease is also explained by a $450 loss recognized in the prior year related to the decline in the market value of Mason Resources Inc. shares, as well as a foreign exchange gain in 2025, compared to a loss for the same period in 2024.

Management Discussion and Analysis	16

LIQUIDITY AND FUNDING

As at March 31, 2025, the difference between the Company’s current assets and current liabilities was $53,950, including $88,988 in cash and cash equivalents.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at March 31, 2025, $41,852 ($46,976 as at December 31, 2024) have contractual maturities of less than one year, except for the Derivative warrants liabilities, which are recorded in short-term liabilities due to their conversion features. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at March 31, 2025
	Carrying	Contractual	Remainder of	Year	Year	2028 and
	amount	cash flows	the year	2026	2027	Onward
	$	$	$	$	$	$
Accounts payable and other	13,435	13,435	13,435	—	—	—
Lease liabilities	1,647	1,863	457	370	273	763
Borrowings	953	1,050	225	300	300	225
Convertible Notes – Host[i]	16,690	17,970	17,970	—	—	—

[i]The Convertible Notes are translated at the spot rate as of March 31, 2025.

For the three-month period ended March 31, 2025, the Company had an average monthly cash expenditure rate of approximately $5,546, including additions to property, plant and equipment, deposits to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

	For the three-month periods ended
Cash flows provided by (used in)	March 31, 2025	March 31, 2024
	$	$
Operating activities before the net change in working capital items	(12,679)	(11,489)
Net change in working capital items	(768)	(917)
Operating activities	(13,447)	(12,406)
Investing activities	(3,191)	(2,223)
Financing activities	(659)	66,443
Effect of exchange rate changes on cash and cash equivalents	(11)	(113)
Increase (decrease) in cash and cash equivalents	(17,308)	51,701

OPERATING ACTIVITIES

For the three-month period ended March 31, 2025, cash outflows from operating activities totaled $13,447, while cash outflows totaled $12,406 for the same period in 2024. When excluding non-cash items, the cash outflows relating to operating activities were higher, as described in the above sections.

Management Discussion and Analysis	17

INVESTING ACTIVITIES

For the three-month period ended March 31, 2025, cash used in investing activities totaled $3,191 whereas for the same period in 2024, investing activities totaled $2,223. The variance is mainly due to continued progress and investments in property, plant, and equipment for the Phase-2 Matawinie Mine in 2025, partially offset by higher grants cashed in connection with the Battery Material Demonstration Plants in 2025.

FINANCING ACTIVITIES

For the three-month period ended March 31, 2025, the Company had a net outflow of $659 related to financing, compared to a net cash inflow of $66,443 for the same period in 2024. The variance is mainly due to the closing of the private placement with GM and Panasonic for gross proceeds of $67,870 in 2024.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended
	March 31, 2025	March 31, 2024
	$	$
Key management compensation
Wages and short-term benefits	345	550
Share-based payments	2,095	436
Board fees	230	224

Pallinghurst has been identified as a related party due to its influence on the Board of Directors, with two representative members on the Board, as well as its 12.03% ownership stake in the Company as at March 31, 2025.

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

Refer to note 3 and 4 in the condensed consolidated interim unaudited financial statements for the three-month period ended March 31, 2025, and notes 3, 4, and 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 16 in the condensed consolidated interim unaudited financial statements for the three-month period ended March 31, 2025.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 17 in the condensed consolidated interim unaudited financial statements for the three-month period ended March 31, 2025.

Management Discussion and Analysis	18

CAPITAL STRUCTURE

As at May 14, 2025
Common shares	152,261,189
Options	9,709,000
Warrants	83,432,538
Warrants - Convertible Notes	2,500,000
Convertible Notes	2,500,000
Other reserves - settlement of interests on Convertible Notes	1,356,001
Fully diluted	251,758,728

SUBSEQUENT EVENTS TO MARCH 31, 2025

There are no subsequent events to report.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company have designed, or caused to be designed, disclosure controls and procedures ("DC&P") under their supervision, to provide reasonable assurance that material information pertaining to the Company is promptly communicated to Management, particularly during the period in which the filings are being prepared. These procedures ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

There have been no changes in the Company's ICFR that occurred during the period beginning on January 1, 2025, and ending on March 31, 2025, which have materially affected or are reasonably likely to materially affect the company’s ICFR. The CEO and CFO have signed form 52‐109F2, Certification of Interim Filings, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable, and not absolute, assurance with respect to the reliability of the financial reporting and financial statements preparation. Accordingly, management, including the CEO and CFO, does not expect that the internal controls over financial reporting of the Company will prevent or detect all errors and all frauds. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The control framework used to evaluate the effectiveness of the design and operation of the Company's internal controls over financial reporting is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Management Discussion and Analysis	19

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). These documents and other information about NMG may also be found on our website at www.nmg.com.

May 14, 2025

/s/ Eric Desaulniers	/s/ Charles-Olivier Tarte
Eric Desaulniers, géo., M.Sc.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	20